SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                 Cox Radio, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.33 per share
                         (Title of Class of Securities)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
      6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, (678) 645-0000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   224051 10 2
                                 (CUSIP Number)

                                January 20, 2006
             (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

                                                            Schedule 13D/A

------------------------------------------------------------------------------
CUSIP No.  224051 10 2                                            Page 2 of 10
------------------------------------------------------------------------------

------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON/
        I.R.S. IDENTIFICATION NO. OF
        ABOVE PERSON                                     Cox Enterprises, Inc.
------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP

                                                         (a)____
                                                         (b)____
------------------------------------------------------------------------------
3       SEC USE ONLY
------------------------------------------------------------------------------
4       SOURCE OF FUNDS                                  OO
------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)
                                                         Inapplicable
------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                         Delaware
------------------------------------------------------------------------------
NUMBER OF SHARES       7     SOLE VOTING POWER           0
 BENEFICIALLY          -------------------------------------------------------
   OWNED BY
     EACH              8     SHARED VOTING POWER         62,324,970*
  REPORTING            -------------------------------------------------------
    PERSON
     WITH              9     SOLE DISPOSITIVE POWER      0
                       -------------------------------------------------------

                       10    SHARED DISPOSITIVE POWER    62,324,970*
------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                         62,324,970*
------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                         Inapplicable
------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                         65.1%**
------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                                                         CO
------------------------------------------------------------------------------

* Cox Enterprises, Inc. may be deemed to be an indirect beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 3,591,954 shares of Class A Common Stock.

** The denominator is based on: (i) 36,948,033 shares of Class A Common Stock outstanding at June 30, 2007; and (ii) 58,733,016 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by Cox Enterprises may be converted.

                                 Schedule 13D/A

------------------------------------------------------------------------------
CUSIP No.  224051 10 2                                            Page 3 of 10
------------------------------------------------------------------------------

------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON/
       I.R.S. IDENTIFICATION NO. OF
       ABOVE PERSON                                         Cox Holdings, Inc.
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
                                                           (a)____
                                                           (b)____
------------------------------------------------------------------------------
3      SEC USE ONLY
------------------------------------------------------------------------------
4      SOURCE OF FUNDS                                     OO
------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)
                                                           Inapplicable
------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                           Delaware
------------------------------------------------------------------------------
NUMBER OF SHARES       7     SOLE VOTING POWER             0
 BENEFICIALLY          -------------------------------------------------------
   OWNED BY
     EACH              8     SHARED VOTING POWER           62,324,970*
  REPORTING            -------------------------------------------------------
    PERSON
     WITH              9     SOLE DISPOSITIVE POWER        0
                       -------------------------------------------------------

                       10    SHARED DISPOSITIVE POWER     62,324,970*
------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          62,324,970*
------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                          Inapplicable
------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                          65.1%**
------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                                                          CO
------------------------------------------------------------------------------

* Cox Holdings, Inc. may be deemed to be an indirect beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 3,591,954 shares of Class A Common Stock.

** The denominator is based on: (i) 36,948,033 shares of Class A Common Stock outstanding at June 30, 2007; and (ii) 58,733,016 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by Cox Holdings may be converted.

                                 Schedule 13D/A

------------------------------------------------------------------------------
CUSIP No.  224051 10 2                                            Page 4 of 10
------------------------------------------------------------------------------

------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON/
       I.R.S. IDENTIFICATION NO. OF
       ABOVE PERSON                                     Cox Broadcasting, Inc.
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
                                                          (a)____
                                                          (b)____
------------------------------------------------------------------------------
3      SEC USE ONLY
------------------------------------------------------------------------------
4      SOURCE OF FUNDS                                    OO
------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                      Inapplicable
------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                          Delaware
------------------------------------------------------------------------------
NUMBER OF SHARES       7     SOLE VOTING POWER            0
 BENEFICIALLY          -------------------------------------------------------
   OWNED BY
     EACH              8     SHARED VOTING POWER          62,324,970*
  REPORTING            -------------------------------------------------------
    PERSON
     WITH              9     SOLE DISPOSITIVE POWER       0
                       -------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER     62,324,970*
------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          62,324,970*
------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                          Inapplicable
------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                          65.1%**
------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                                                          CO
------------------------------------------------------------------------------

* Cox Broadcasting, Inc. may be deemed to be the beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 3,591,954 shares of Class A Common Stock.

** The denominator is based on: (i) 36,948,033 shares of Class A Common Stock outstanding at June 30, 2007; and (ii) 58,733,016 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by Cox Broadcasting may be converted.

                                 Schedule 13D/A

------------------------------------------------------------------------------
CUSIP No.  224051 10 2                                            Page 5 of 10
------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON/
       I.R.S. IDENTIFICATION NO. OF
       ABOVE PERSON                                         Dayton Cox Trust A
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
                                                           (a)____
                                                           (b)____
------------------------------------------------------------------------------
3      SEC USE ONLY
------------------------------------------------------------------------------
4      SOURCE OF FUNDS                                      OO
------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)
                                                            Inapplicable
------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            U.S.A.
------------------------------------------------------------------------------
NUMBER OF SHARES       7     SOLE VOTING POWER              0
 BENEFICIALLY          -------------------------------------------------------
   OWNED BY
     EACH              8     SHARED VOTING POWER            62,324,970*
  REPORTING            -------------------------------------------------------
    PERSON
     WITH              9     SOLE DISPOSITIVE POWER         0
                       -------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER       62,324,970*
------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            62,324,970*
------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                            Inapplicable
------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                            65.1%**
------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                                                            00
------------------------------------------------------------------------------

* The Dayton Cox Trust A may be deemed to be an indirect beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 3,591,954 shares of Class A Common Stock.

** The denominator is based on: (i) 36,948,033 shares of Class A Common Stock outstanding at June 30, 2007; and (ii) 58,733,016 shares of Class A Common Stock into which the Class B Common Stock deemed beneficially owned by the Dayton Cox Trust A may be converted.

Schedule 13D/A                                              Page 6 of 10 Pages
Cox Radio, Inc.


Item 1.           SECURITY AND ISSUER.

     This Amendment No. 2 to Schedule 13D (this "Amendment") relates to the Class A Common Stock, par value $0.33 per share (the "Class A Common Stock"), of Cox Radio Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328.


Item 2.           IDENTITY AND BACKGROUND.

     This report is being filed jointly by Cox Enterprises, Inc. ("CEI"), Cox Holdings, Inc. ("CHI"), Cox Broadcasting, Inc. ("CBI," and together with CEI and CHI, the "Cox Corporations") and the Dayton Cox Trust A (the "Dayton Trust"). All of the Cox Corporations are incorporated in the State of Delaware. The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions. CHI and CBI are holding companies. The principal office and business address of the Cox Corporations is 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. The Dayton Trust is a trust governed by the laws of the State of Ohio and is administered in Atlanta, Georgia.

     This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission on August 1, 2000 by the Cox Corporations, Barbara Cox Anthony and Anne Cox Chambers (as amended on May 16, 2006, the "Original 13D").

     Of the 62,324,970 shares of Class A Common Stock of the Company reported herein, 58,733,016 shares are Class B Common Stock, par value $.33 per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"), of the Company, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and are held of record by CBI. The remaining 3,591,954 shares are Class A Common Stock and are also held of record by CBI.

     All of the shares of outstanding capital stock of CBI are owned by CHI, and all of the shares of outstanding capital stock of CHI are owned by CEI. There are 604,152,335 shares of common stock of CEI outstanding. Prior to the death of Barbara Cox Anthony on May 28, 2007: (i) the Anne Cox Chambers Atlanta Trust held 174,949,266 shares of CEI common stock (29.0%); (ii) the Barbara Cox Anthony Atlanta Trust held 174,949,266 shares of CEI common stock (29.0%); (iii) the Dayton Trust held 248,237,055 shares of CEI common stock (41.0%); and (iv) 316 individuals and trusts exercised beneficial ownership over the remaining 6,016,748 shares of CEI common stock (1.0%). All of the shares of CEI common stock held by the Anne Cox Chambers Atlanta Trust and the Barbara Cox Anthony Atlanta Trust are non-voting shares. Thus, Anne Cox Chambers, James C. Kennedy and Jimmy W. Hayes, as the current trustees of the Dayton Trust, exercise beneficial ownership over 97.6% of the voting common stock of CEI. Actions by the Dayton Trust, including investment and voting decisions, require at least a majority vote of the trustees, and no trustee has the power to remove any other trustee.

    Anne Cox Chambers is the aunt of James C. Kennedy, and Jimmy W. Hayes is not related to either Anne Cox Chambers or James C. Kennedy. James C. Kennedy is the Chairman of the Company's board of directors, and Jimmy W. Hayes also is a member of the Company's board of directors.

    The following information concerning the directors and executive officers of CEI, CHI and CBI, as well as the trustees of the Dayton Trust, is set forth on Appendix A hereto, which is incorporated herein by this reference:

         (i)    name;

         (ii)   residence or business address; and

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

    During the last five years, to the best knowledge of the persons filing this Amendment, none of the Cox Corporations, any of their respective executive officers or directors, the Dayton Trust or any of its trustees have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

    During the last five years, to the best knowledge of the persons filing this Amendment, none of the Cox Corporations, any of their respective executive officers or directors, the Dayton Trust or any of its trustees have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    To the best knowledge of the persons filing this Amendment, all of the individuals listed on Appendix A are citizens of the United States of America.


Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The shares of Common Stock reported as beneficially owned in this Amendment were acquired in or before the initial public offering of the Company or by means of the private placement from the Company to CBI reported in the Original 13D. CEI paid the purchase price for all shares purchased by the Cox Corporations from its working capital.


Item 4.           PURPOSE OF TRANSACTION.

    Effective as of January 20, 2006, the Anne Cox Chambers Atlanta Trust, the Barbara Cox Anthony Atlanta Trust and certain other CEI stockholders exchanged their shares of CEI common stock for a new class of non-voting CEI common stock on a share-for-share basis. As a result, the Dayton Trust holds shares representing 97.6% of the voting common stock of CEI. Accordingly, the Dayton Trust may be deemed the indirect beneficial owner of the Common Stock reported in this Amendment. Actions by the Dayton Trust, including investment and voting decisions, require at least a majority vote of the trustees, and no single trustee has the power to remove another trustee.

    On May 28, 2007, Barbara Cox Anthony passed away, and as a result, the non-voting CEI shares held by the Barbara Cox Anthony Atlanta Trust, other than certain shares that were transferred to CEI pursuant to prior agreements, distribute to her children in accordance with the terms of the trust. Anne Cox Chambers and Barbara Cox Anthony were sisters, and Barbara Cox Anthony was the mother of James C. Kennedy. As of July 1, 2007, Jimmy W. Hayes was appointed to replace Barbara Cox Anthony as a trustee of the Dayton Trust.

    Since the filing of the Original 13D, there have been no transfers of, or other transactions in, the Common Stock by the Cox Corporations or the Dayton Trust.

    None of the Cox Corporations, any of their respective executive officers and directors, the Dayton Trust or any of its trustees have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, the Cox Corporations and the Dayton Trust are aware of the Company's previously-disclosed stock repurchase programs. In addition, Messrs. Kennedy and Hayes who are members of the board of directors of the Company, in their capacity as directors of the Company, from time to time, may become aware of, initiate and/or be involved in discussions which relate to the transactions described in Items 4(a) through
(j) and thus retain their right to modify their plans with respect to the transactions described in such Items to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations. Further, the Cox Corporations periodically review the Company's business affairs, general industry and economic conditions, and based on such review or on other circumstances, the Cox Corporations may, from time to time, determine to increase or decrease their ownership of Class A Common Stock.


Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

    (a) CEI, CHI, CBI and the Dayton Trust may be deemed to have beneficial ownership over 58,733,016 shares of Class B Common Stock and 3,591,954 shares of Class A Common Stock. These shares represent 100% of the issued and outstanding shares of Class B Common Stock, approximately 9.7% of the issued and outstanding shares of Class A Common Stock and approximately 65.1% of the issued and outstanding shares of Common Stock of the Company based on the amount outstanding as of June 30, 2007.

    (b) The number of shares of Class A Common Stock beneficially owned: (i) with respect to which there is sole voting power is 0; (ii) with respect to which there is shared voting power is 62,324,970, (iii) with respect to which there is sole dispositive power is 0, and (iv) with respect to which there is shared dispositive power is 62,324,970.

    (c) None of the Cox Corporations or the Dayton Trust has engaged in any transaction in the Common Stock that was effected during the past 60 days.

    (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Cox Corporations and the Dayton Trust.

    (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    To the best knowledge of the Cox Corporations and the Dayton Trust, except as disclosed in this Amendment, there are as of the date of this Amendment, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Cox Corporations, the Dayton Trust and any person with respect to the Common Stock.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS.


     7.01 Joint Filing Agreement, dated as of July 27, 2007, by and among Cox Enterprises, Inc., Cox Holdings, Inc., Cox Broadcasting, Inc. and the Dayton Cox Trust A.


_____________________

                                    SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         COX ENTERPRISES, INC.


                                         By: /s/ Andrew A. Merdek
Date:  July 27, 2007                         -------------------------------
                                             Andrew A. Merdek
                                             Secretary


                                         COX HOLDINGS, INC.


Date:  July 27, 2007                     By: /s/ Andrew A. Merdek
                                             -------------------------------
                                             Andrew A. Merdek
                                             Secretary


                                         COX BROADCASTING, INC.


Date:  July 27, 2007                     By: /s/ Andrew A. Merdek
                                             -------------------------------
                                             Andrew A. Merdek
                                             Secretary

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         DAYTON COX TRUST A


                                         By: /s/ James C. Kennedy
Date:  July 27, 2007                         --------------------------------
                                             James C. Kennedy
                                             Trustee


                                         By: /s/ Jimmy W. Hayes
Date:  July 27, 2007                         --------------------------------
                                             Jimmy W. Hayes
                                             Trustee


                                                                        Appendix A

                                                                   Cox Enterprises, Inc.
                                                              Executive Officers and Directors


Name                        Business Address                  Principal Occupation               Employed
----                        ----------------                  --------------------               --------

James C. Kennedy*           Cox Enterprises, Inc.             Chairman of the Board              Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      and Chief Executive Officer        6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

David E. Easterly*          Cox Enterprises, Inc.             Retired President and              Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Chief Operating Officer,           6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                Cox Enterprises, Inc.              Atlanta, GA  30328

Jimmy W. Hayes*             Cox Enterprises, Inc.             President and Chief                Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Operating Officer                  6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

G. Dennis Berry*            Cox Enterprises, Inc.             Retired President and              Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Chief Operating Officer,           6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                Cox Enterprises, Inc.              Atlanta, GA  30328

Robert C. O'Leary*          Cox Enterprises, Inc.             Exec. Vice President               Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      and Chief Financial Officer        6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

John G. Boyette             Cox Enterprises, Inc.             Senior Vice President              Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Investments and                    6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                Administration                     Atlanta, GA  30328

Timothy W. Hughes           Cox Enterprises, Inc.             Executive Vice President           Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Administration                     6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

William F. Anderson         Cox Enterprises, Inc.             Assistant Vice President           Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Real Estate                        6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

Preston B. Barnett          Cox Enterprises, Inc.             Vice President and                 Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      General Tax Counsel                6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

Robert R. Brand             Cox Enterprises, Inc.             Vice President,                    Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Corporate Security                 6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

Anne C. Chambers*           Cox Enterprises, Inc.             Vice President                     Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road                                         6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

Mark Dawson                 Cox Enterprises, Inc.             Assistant Vice President           Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Corporate Information              6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                Services                           Atlanta, GA  30328

Connie Duffey               Cox Enterprises, Inc.             Assistant Vice President           Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      HR Information Services            6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

David J. Head               Cox Enterprises, Inc.             Vice President and                 Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Controller                         6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

Judith A. Henke             Cox Enterprises, Inc.             Assistant Vice President           Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      HR Development                     6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

Marybeth H. Leamer          Cox Enterprises, Inc.             Vice President, Human              Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Resources                          6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

William Lepley              Cox Enterprises, Inc.             Assistant Vice President,          Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Corporate Services                 6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328



Joab M. Lesesne, III        Cox Enterprises, Inc.             Vice President,                    Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Government Affairs                 6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

Richard J. Jacobson         Cox Enterprises, Inc.             Senior Vice President              Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Finance                            6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

Michael J. Mannheimer       Cox Enterprises, Inc.             Vice President,                    Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Supply Chain Services              6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                and Chief Procurement              Atlanta, GA  30328
                                                              Officer

J.P.Matzigkeit              Cox Enterprises, Inc.             Assistant Vice President,          Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Compensation                       6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

Andrew A. Merdek            Cox Enterprises, Inc.             Vice President-Legal Affairs,      Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      General Counsel and                6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                Corporate Secretary                Atlanta, GA  30328

Rodney Mayers               Cox Enterprises, Inc.             Assistant Vice President,          Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Interactive Media                  6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                          Atlanta, GA  30328

Gregory B. Morrison         Cox Enterprises, Inc.             Vice President                     Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      and Chief Information              6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                Officer                            Atlanta, GA  30328

Robert N. Redella           Cox Enterprises, Inc.             Vice President,                    Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Development                        6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

Alex R. Stickney, Jr.       Cox Enterprises, Inc.             Vice President,                    Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Audit Services                     6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

Robert I. Jimenez           Cox Enterprises, Inc.             Vice President,                    Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Communications                     6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                and Public Affairs                 Atlanta, GA  30328

Betsy Vencius               Cox Enterprises, Inc.             Assistant Vice President           Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Benefits                           6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

Alexandra M. Wilson         Cox Enterprises, Inc.             Vice President, Public             Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Policy and Regulatory              6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                Affairs                            Atlanta, GA  30328

Susan W. Coker              Cox Enterprises, Inc.             Vice President and                 Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Treasurer                          6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

J. Lacey Lewis              Cox Enterprises, Inc.             Vice President,                    Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Business Development               6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

Deborah E. Ruth             Cox Enterprises, Inc.             Vice President,                    Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Marketing                          6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

Maria L. Friedman           Cox Enterprises, Inc.             Vice President,                    Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Tax                                6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

Carol L. Larner             Cox Enterprises, Inc.             Assistant Vice President           Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      and Assistant Treasurer            6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                                                   Atlanta, GA  30328

Shauna J. Sullivan          Cox Enterprises, Inc.             Assistant Vice President,          Cox Enterprises, Inc.
                            6205 Peachtree Dunwoody Road      Governance and                     6205 Peachtree Dunwoody Road
                            Atlanta, GA  30328                Assistant Secretary                Atlanta, GA  30328

James O. Robbins*           Hobe Sound Office Plaza           Retired Chief Executive
                            11450 SE Dixie Hwy. Ste. 208      Officer
                            Hobe Sound, FL  33455             Cox Communications, Inc.

Arthur M. Blank*            Arthur M. Blank Family Offices    Co-Founder                         Arthur M. Blank Family Offices
                            3223 Howell Mill Road             The Home Depot, Inc.               3223 Howell Mill Road
                            Atlanta, GA  30327                Owner and Chief                    Atlanta, GA  30327
                                                              Executive Officer
                                                              Atlanta Falcons and
                                                              Georgia Force




Richard L. Braunstein*      Dow Lohnes PLLC                   Member                             Dow Lohnes PLLC
                            1200 New Hampshire Avenue                                            1200 New Hampshire Avenue
                            Washington, DC 20036                                                 Washington, DC 20036

Thomas O. Cordy*            Exousa Nutrition Products, Inc.   Retired President and              The Maxxis Group, Inc.
                            4168 N. Pecos Road, Ste. 110      Chief Executive Officer
                            Las Vegas, NV  89115              The Maxxis Group, Inc.

Janet M. Clarke*            Clarke Littlefield, LLC           President                          Clarke Littlefield, LLC
                            7763 Glades Road #1010            Clarke Littlefield, LLC            7763 Glades Road #1010
                            Boca Raton FL  33434                                                 Boca Raton FL  33434

S. Taylor Glover*           Turner Enterprises, Inc.          President and Chief                Turner Enterprises, Inc.
                            133 Luckie Street                 Executive Officer                  133 Luckie Street
                            Atlanta, GA  30303                Turner Enterprises, Inc.           Atlanta, GA  30303



* Director of Cox Enterprises, Inc.





                                                         Schedule II
                                                      Cox Holdings, Inc.
                                               Executive Officers and Directors


Name                         Business Address                  Principal Occupation               Employed
----                         ----------------                  --------------------               --------
Preston B. Barnett           Vice President                    Vice President and                 Cox Enterprises, Inc.
                             Cox Holdings, Inc.                General Tax Counsel                6205 Peachtree Dunwoody Road
                             6205 Peachtree Dunwoody Road                                         Atlanta, GA  30328
                             Atlanta, GA 30328

Richard J. Jacobson*         Treasurer                         Senior Vice President              Cox Enterprises, Inc.
                             Cox Holdings, Inc.                Finance                            6205 Peachtree Dunwoody Road
                             6205 Peachtree Dunwoody Road                                         Atlanta, GA  30328
                             Atlanta, GA  30328

Andrew A. Merdek*            Secretary                         Vice President, Legal              Cox Enterprises, Inc.
                             Cox Holdings, Inc.                Affairs, General Counsel           6205 Peachtree Dunwoody Road
                             6205 Peachtree Dunwoody Road      and Corporate Secretary            Atlanta, GA  30328
                             Atlanta, GA  30328

Jimmy W. Hayes*              Director                          President and Chief                Cox Enterprises, Inc.
                             Cox Holdings, Inc.                Operating Officer                  6205 Peachtree Dunwoody Road
                             6205 Peachtree Dunwoody Road                                         Atlanta, GA  30328
                             Atlanta, GA  30328

Shauna J. Sullivan           Assistant Vice President          Assistant Vice President,          Cox Enterprises, Inc.
                             Cox Holdings, Inc.                Governance and                     6205 Peachtree Dunwoody Road
                             6205 Peachtree Dunwoody Road      Assistant Secretary                Atlanta, GA  30328
                             Atlanta, GA  30328

Carol L. Larner              Assistant Treasurer               Assistant Vice President           Cox Enterprises, Inc.
                             Cox Holdings, Inc.                and Assistant Treasurer            6205 Peachtree Dunwoody Road
                             6205 Peachtree Dunwoody Road                                         Atlanta, GA  30328


*Director of Cox Holdings, Inc.



                                                         Schedule III
                                                    Cox Broadcasting, Inc.
                                               Executive Officers and Directors


Name                         Business Address                 Principal Occupation               Employed
----                         ----------------                 --------------------               --------

Andrew S. Fisher*            Cox Broadcasting, Inc.           President, Cox Television          Cox Broadcasting, Inc.
                             6205 Peachtree Dunwoody Road                                        6205 Peachtree Dunwoody Road
                             Atlanta, GA  30328                                                  Atlanta, GA  30328

Bruce R. Baker               Cox Broadcasting, Inc.           Executive Vice President,          Cox Broadcasting, Inc.
                             6205 Peachtree Dunwoody Road     T.V. Affiliates                    6205 Peachtree Dunwoody Road
                             Atlanta, GA  30328                                                  Atlanta, GA  30328

Preston B. Barnett           Vice President                   Vice President and                 Cox Broadcasting, Inc.
                             6205 Peachtree Dunwoody Road     General Tax Counsel                6205 Peachtree Dunwoody Road
                             Atlanta, GA  30328                                                  Atlanta, GA  30328

Amelia L. DiVenere*          Cox Broadcasting, Inc.           Vice President Finance             Cox Broadcasting, Inc.
                             6205 Peachtree Dunwoody Road     and Administration                 6205 Peachtree Dunwoody Road
                             Atlanta, GA  30328                                                  Atlanta, GA  30328

Sterling E. Davis            Cox Broadcasting, Inc.           Vice President,                    Cox Broadcasting, Inc.
                             6205 Peachtree Dunwoody Road     Engineering                        6205 Peachtree Dunwoody Road
                             Atlanta, GA  30328                                                  Atlanta, GA  30328

William M. Spell             Cox Broadcasting, Inc.           Vice President, Sales              Cox Broadcasting, Inc.
                             6205 Peachtree Dunwoody Road     and Marketing                      6205 Peachtree Dunwoody Road
                             Atlanta, GA  30328                                                  Atlanta, GA  30328

Mary H. Robert               Cox Broadcasting, Inc.           Vice President, Human              Cox Broadcasting, Inc.
                             6205 Peachtree Dunwoody Road     Resources                          6205 Peachtree Dunwoody Road
                             Atlanta, GA  30328                                                  Atlanta, GA  30328

Andrew A. Merdek*            Secretary                        Vice President, Legal              Cox Enterprises, Inc.
                             Cox Broadcasting, Inc.           Affairs, General Counsel           6205 Peachtree Dunwoody Road
                             6205 Peachtree Dunwoody Road     and Corporate Secretary            Atlanta, GA  30328
                             Atlanta, GA  30328

Richard J. Jacobson          Treasurer                        Senior Vice President              Cox Enterprises, Inc.
                             Cox Broadcasting, Inc.           Finance                            6205 Peachtree Dunwoody Road
                             6205 Peachtree Dunwoody Road                                        Atlanta, GA  30328
                             Atlanta, GA  30328

Carol L. Larner              Assistant Treasurer              Assistant Vice President           Cox Enterprises, Inc.
                             Cox Broadcasting, Inc.           and Assistant Treasurer            6205 Peachtree Dunwoody Road
                             6205 Peachtree Dunwoody Road                                        Atlanta, GA  30328
                             Atlanta, GA  30328

Shauna J. Sullivan           Assistant Secretary              Assistant Vice President,          Cox Enterprises, Inc.
                             6205 Peachtree Dunwoody Road     Governance and                     6205 Peachtree Dunwoody Road
                             Atlanta, GA  30328               Assistant Secretary                Atlanta, GA  30328


*Director of Cox Broadcasting, Inc.



                                                         Schedule IV
                                                       Dayton Cox Trust A
                                                           Trustees


Name                         Business Address                 Principal Occupation               Employed
----                         ----------------                 --------------------               --------

Anne C. Chambers             Cox Enterprises, Inc.            Vice President                     Cox Enterprises, Inc.
                             6205 Peachtree Dunwoody Road                                        6205 Peachtree Dunwoody Road
                             Atlanta, GA  30328                                                  Atlanta, GA  30328

James C. Kennedy             Cox Enterprises, Inc.            Chairman of the Board              Cox Enterprises, Inc.
                             6205 Peachtree Dunwoody Road     and Chief Executive                6205 Peachtree Dunwoody Road
                             Atlanta, GA  30328               Officer                            Atlanta, GA  30328

Jimmy W. Hayes               Cox Enterprises, Inc.            Chairman of the Board              Cox Enterprises, Inc.
                             6205 Peachtree Dunwoody Road     and Chief Executive                6205 Peachtree Dunwoody Road
                             Atlanta, GA  30328               Officer                            Atlanta, GA  30328




                                                                    Exhibit 7.01


                             JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Amendment No. 2 to Schedule 13D (including further amendments thereto) with respect to the Class A Common Stock, par value $0.33 per share, of Cox Radio, Inc., and that this Joint Filing Agreement be included as an exhibit to such joint filing.

    This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

    IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 27th day of July 2007.


                                             COX ENTERPRISES, INC.


                                             By: /s/ Andrew A. Merdek
                                                 ---------------------------
                                                 Andrew A. Merdek, Secretary


                                             COX HOLDINGS, INC.


                                             By: /s/ Andrew A. Merdek
                                                 ----------------------------
                                                 Andrew A. Merdek, Secretary


                                             COX BROADCASTING, INC.


                                             By: /s/ Andrew A. Merdek
                                                 ----------------------------
                                                 Andrew A. Merdek, Secretary


                                             DAYTON COX TRUST A


                                             By: /s/ James C. Kennedy
                                                 ----------------------------
                                                 James C. Kennedy, Trustee


                                             By: /s/ Jimmy W. Hayes
                                                 ----------------------------
                                                 Jimmy W. Hayes, Trustee